Washington, DC 20549
SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

Notification of Late Filing

Commission File Number    000-16665

(Check One)
☐Form 10-K and Form 10-KSB  ☐ Form 11-K ☐ Form 20-F
☒ Form 10-Q and Form 10-QSB   ☐ Form N-SAR

For period ended June 30, 2008

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended ______________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates______________

PART I
REGISTRANT INFORMATION

Full name of registrant   Scores Holding Company, Inc.

Address of principal executive office   533-535 West 27th Street
City, State and Zip Code   New York, New York 10001

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant will not be able to file its Form 10-Q for the fiscal quarter ended March 31, 2008 in a timely fashion due to unanticipated delays by Registrant’s independent auditors in completing their review of the Registrant’s financial statements for the period ended March 31, 2008. Registrant is not able to compel its auditors to complete their review of its financials by the required Form 10-Q filing deadline. Registrant expects to file its Form 10-Q on or before May 20, 2008.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Adam S. Gottbetter, Esq.	(212)	400-6900
	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒Yes  ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Preliminary estimates of certain key indicators show material differences from the period ended March 31, 2007 to the period ended March 31, 2008 (all 2008 numbers are approximate).

Current assets decreased by 20% from $47,213 to $37,485.  Current liabilities decreased by 31% from $207,743 to $143,478.  Net (loss) was approximately $(52,579) for the quarter ended June 30, 2008 versus a Net (loss) of ($216,428) for the quarter ended June 30, 2007. Royalty revenues, which are the Company’s primary source of funds, decreased 51% from $261,123 to $123,456.

Scores Holding Company, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2008	By:	/s/ Curtis Smith
Curtis Smith
Acting Chief Executive Officer and Chief Financial Officer